CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

Sherman, CT

22 Adelaide Street West, Suite 3400

U.S.A.   06784

Toronto, Ontario

Phone: 1.844.364.1830

Canada    M5H 4E3

Fax :  1.860.799.0350

Toll Free: 1.844.364.1830

www.tanzanianroyalty.com

 _____________________________________________________________________________

TANZANIAN ROYALTY EXPLORATION RETAINS PORTER, LEVAY & ROSE AS

ITS INVESTOR RELATIONS COUNSEL

Toronto, Ontario – October 27, 2016 – Tanzanian Royalty Exploration Corporation (TSX: TNX) (NYSE MKT: TRX) (the “Company”), a mineral resource company that engages in the acquisition, exploration, and extraction of gold and other natural resources in Tanzania, Africa, announced today that Porter LeVay & Rose has been retained as its investor relations counsel.  Porter, LeVay & Rose (“PLR”) is a premier, full-service investor relations firm located in New York, New York.  PLR has 45 years of experience representing public and private companies in investor relations and corporate communications in the USA and abroad.

James E. Sinclair, President and Chief Executive Officer of the Company said, “This year has been a very exciting time for the Company.  The Company is transitioning from being a gold exploration company to an officially recognized commercial gold producer. Due to these important achievements, it becomes very important to have solid investor relations counsel. We are very pleased to announce that we have teamed up with Porter, LeVay & Rose to share our achievements with the investment community.  Our new counsel knows and understands mining and the financial markets with decades of professional experience which will benefit the Company.”

Michael J. Porter, President of Porter, LeVay & Rose, said, “Over the last 45 years, I have worked with a great many corporate executives, but few, if any, command the respect in their particular field of expertise as James Sinclair does in the gold industry. He has been a force in the markets since founding the Sinclair Group of Companies in 1977.”

Mr. Sinclair's biography of achievements can be viewed on the Company website at: www.TanzanianRoyalty.com or viewed at www.JSMineset.com,  an informational and educational resource site founded by Mr. Sinclair in 2003.

Mr. Sinclair continued, “Due to reporting requirements and other stringent regulations, the moment something is known and reported, it becomes widely known within hours.  Developments in the mineral industries are watched very closely by governments, regulators, interested parties and the mineral industry.  Since we are required by law to release information, each new release creates a new set of challenges as we move ahead in gold mining and production. We believe Porter, LeVay & Rose will help our investors with up-to-date, comprehensive and understandable information to assist our Company and all interested parties as we move forward.”

“We look forward to working with Porter, LeVay & Rose for our investor communications because they understand our industry and they are known to be a principled and responsible liaison with their clients and its stakeholders for more than four decades,” Sinclair concluded,

ABOUT TANZANIAN ROYALTY EXPLORATION CORPORATION:

Tanzanian Royalty Exploration Corporation is a mineral resource company, which engages in the acquisition, exploration and extraction of gold and other natural resources in the United Republic of Tanzania, Africa.  The Company, after successfully exploring for Gold has identified three development projects, Buckreef, Kigosi, and Itetemia.  In early 2016 in conjunction with our first gold pour, the Company was deemed a commercial gold producer by the Tanzanian Government.  The Company is presently focused on its Buckreef Gold Project located in North central Tanzania.

For further information, please contact Investor Relations:

Michael Porter

Porter, LeVay & Rose

212-564-4700

mike@plrinvest.com

The Toronto Stock Exchange and NYSE AmexEquities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.